Filed by Avis Budget Group, Inc.

Commission File No.: 001-10308

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

Dollar Thrifty Automotive Group, Inc.

Commission File No.: 001-13647

FOR IMMEDIATE RELEASE

AVIS BUDGET GROUP SUBMITS BID FOR

DOLLAR THRIFTY AUTOMOTIVE GROUP

$46.50 Per Share Offer Provides Premium of Approximately 17% to Current Value of Hertz Transaction

PARSIPPANY, N.J. (July 28, 2010) – Avis Budget Group, Inc. (NYSE: CAR) today sent a letter to the Board of Directors of Dollar Thrifty Automotive Group, Inc. (NYSE: DTG).

Below is the full text of the letter that Ronald L. Nelson, Avis Budget Group Chairman and Chief Executive Officer, sent to Dollar Thrifty’s Chairman, Thomas P. Capo, and President and Chief Executive Officer, Scott L. Thompson.

July 28, 2010

Thomas P. Capo, Chairman, and

Scott L. Thompson, President and Chief Executive Officer

Dollar Thrifty Automotive Group, Inc.

5330 East 31st Street

Tulsa, OK 74135

Dear Scott and Tom,

We appreciate having had the opportunity to conduct our due diligence review of Dollar Thrifty. We continue to believe that a combination with Avis Budget presents a compelling opportunity for our respective stakeholders and the prospect for your shareholders to obtain the highest value for their investment.

While we continue to believe that the onerous lock-up provisions in your existing merger agreement should be removed, we are prepared to put forward an offer today for Dollar Thrifty that clearly constitutes a Superior Proposal under that merger agreement.

Our offer is for $46.50 per share of Dollar Thrifty common stock consisting of $39.25 in cash (which would include the proceeds of a pre-closing special dividend to be paid by Dollar Thrifty consistent with the Hertz proposal) and 0.6543 shares of Avis Budget stock (currently valued at $7.25). The cash portion of our offer will be funded through a combination of available cash and fully committed financing. We have received consents from the requisite percentage of lenders in our principal corporate credit facility to amend the terms of that facility to permit the completion of the proposed transaction, including its financing. The stock portion of our offer does not require approval of the Avis Budget shareholders and will afford Dollar Thrifty shareholders the opportunity to participate in the combination-related synergies and benefit from the continued positive trends in our industry. Our offer is not subject to any financing or due diligence contingencies and has the unanimous support of the Avis Budget Board of Directors.

We are prepared to enter into a merger agreement that contains substantially the same terms as the Hertz merger agreement, but which includes removing the matching rights, eliminating the break-up fees, and increasing the commitment to secure antitrust approvals. A copy of the draft merger agreement that we are prepared to sign is being provided to your counsel. These changes to the merger agreement provide a level playing field and address certainty of closing. In short, we believe that the higher purchase price we are offering, combined with the terms of our proposed merger agreement, makes our offer a superior one from the perspective of Dollar Thrifty and its shareholders.

Given our willingness to enter into a merger agreement with these terms, Hertz should be required to agree to accept these provisions as a condition to Dollar Thrifty permitting Hertz to continue to make offers for the company. The Dollar Thrifty Board has the right and obligation to require acceptance by Hertz of these provisions in connection with any further consideration of offers from Hertz.

We look forward to moving forward on this transaction that allows your shareholders the opportunity they deserve to realize the highest value for their investment.

Sincerely,

/s/ Ronald L. Nelson

Ronald L. Nelson

Chairman and Chief Executive Officer

Avis Budget Group, Inc.

cc: Board of Directors of Dollar Thrifty Automotive Group, Inc.

Citigroup and Morgan Stanley & Co. Incorporated are acting as financial advisors to Avis Budget Group, and Kirkland & Ellis LLP and Arnold & Porter LLP are acting as legal counsel.

About Avis Budget Group

Avis Budget Group is a leading provider of vehicle rental services, with operations in more than 70 countries. Through its Avis and Budget brands, the Company is a leading vehicle rental company in each of North America, Australia, New Zealand and certain other regions based on published airport statistics. Avis Budget Group is headquartered in Parsippany, N.J. and has more than 22,000 employees. For more information about Avis Budget Group, visit www.avisbudgetgroup.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Avis Budget’s current expectations and they include, among others, statements regarding expected synergies and benefits of a potential combination of Avis Budget and Dollar Thrifty. There is no assurance that Avis Budget will enter into a merger agreement with Dollar Thrifty or that the potential transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include the timing to consummate the potential transaction between Avis Budget and Dollar Thrifty and the ability and timing to obtain required regulatory approvals and financing, Avis Budget’s ability to realize the synergies contemplated by the potential transaction, Dollar Thrifty’s ability to remove certain lock-up provisions from its existing merger agreement with Hertz Global Holdings Inc., Avis Budget’s ability to promptly and effectively integrate the businesses of Dollar Thrifty and Avis Budget, those risks and uncertainties discussed in the “Risk Factors” section of Avis Budget’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Quarterly Report for the quarterly period ended March 31, 2010, and other factors discussed in Avis Budget’s filings with the SEC. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Avis Budget does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This press release relates to a potential transaction between Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”) and Avis Budget Group, Inc. (“Avis Budget”), which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Avis Budget may file with the SEC regarding the potential transaction or for any other document which Avis Budget may file with the SEC and may send to Avis Budget or Dollar Thrifty stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF AVIS BUDGET AND DOLLAR THRIFTY ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE POTENTIAL TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Avis Budget through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Avis Budget Group, Inc., Investor Relations, 6 Sylvan Way, Parsippany, NJ 07054.

Avis Budget and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the potential transaction. Information regarding Avis Budget’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on February 24, 2010, and its proxy statement for its 2010 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2010. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement filed in connection with the potential transaction.

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Media Contacts:

John Barrows 973.496.7865 PR@avisbudget.com	Joele Frank, Wilkinson Brimmer Katcher Joele Frank / Andrew Siegel / Ed Trissel 212.355.4449

Investor Contacts:

Neal Goldner 973.496.5086 IR@avisbudget.com	MacKenzie Partners Dan Burch / Charlie Koons 212.929.5748 / 212.929.5708